May 14, 2026

Will Reeves
Chief Executive Officer
Fold Holdings, Inc.
2942 North 24th Street, Suite 115, #42035
Phoenix, Arizona 85016

        Re: Fold Holdings, Inc.
            Registration Statement on Form S-3
            Filed May 7, 2026
            File No. 333-295641
Dear Will Reeves:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets